Exhibit 99.2

NORTHCORE TECHNOLOGIES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Northcore Technologies Inc. (the “Corporation”), (formerly ADB Systems International Ltd.) Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2. Date of Material Change

June 30, 2006

Item 3. News Release

A press release disclosing the nature and substance of the material change was issued through the facilities of CanadaNewsWire on July 4, 2006 and was filed on SEDAR.

Item 4. Summary of Material Changes

The Corporation announced on July 4, 2006 that it had successfully completed the sale of its Norwegian business unit for approximately $2.8 million in cash and debt settlement as well as a four year revenue share agreement. The special shareholder resolution approving the transaction was passed by disinterested shareholder vote held at the Corporations Annual and Special Meeting of Shareholders held on June 21, 2006. At the meeting the shareholders also voted to change the Corporation’s name to Northcore Technologies Inc. The Corporation will continue to trade under the symbols ADY on the TSX and ADBYF on the over-the-counter market until further notice.

Item 5. Full Description of Material Change

The Corporation announced on July 4, 2006 that it had successfully completed the sale of 100 percent of its Norwegian subsidiary ADB Systemer AS (“ADB Systemer”) to a group of investors, including some members of ADB Systemer management, for approximately $2.8 million (CDN) in cash and debt settlement as well as a four-year revenue share agreement (the “Share Sale”).

The particulars of the Share Sale were set out in the Corporation’s Management Information Circular dated May 18, 2006 and provided to shareholders in connection with the Corporations Annual and Special Meeting. The Corporation’s senior management and Board of Directors had recommended that shareholders approve the financial transaction. The special shareholder resolution approving the transaction was passed by disinterested shareholder vote held at the Corporations Annual and Special Meeting of Shareholders held on June 21, 2006. At the meeting the shareholders also voted to change the Corporation’s name to Northcore Technologies Inc. Following the closing of the Share Sale, the Corporation filed Articles of Amendment, dated June 30, 2006 changing the Corporations name to Northcore Technologies Inc. The Corporation will continue to trade under the symbols ADY on the TSX and ADBYF on the over-the-counter market until further notice. New trading symbols are expected to be introduced following final regulatory approvals.

Following the sale of ADB Systemer, the Corporation retains access to all technology that will be used to service existing customers. The Corporation also remains committed to the continued evolution of its core suite of technologies that enable customers to optimize the lifecycle of their capital assets. In the UK, the Corporation will continue to benefit from existing client commitments. New UK business will be subject to a multi-year shared revenue arrangement with the acquiring company.

Shareholders of the acquiring company, ADB Systemer Holding as, included members of ADB Systemer’s management. Mr. Jan Pedersen, President of Norwegian Operations, and Tor Solberg, COO of ADB Systemer, are shareholders of ADB Systemer Holding as and the sale of shares to the company in which they are investors is a related party transaction under Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions (“OSC Rule 61-501”). The Corporation’s Board of Directors, including the independent directors, considered the Share Sale agreement (the “Share Sale Agreement”) and unanimously passed a resolution approving the terms of the sale. The special shareholder resolution approving the Share Sale was passed by disinterested shareholder vote held at the Annual and Special Meeting of Shareholders held on June 21, 2006.

Management also commissioned an independent valuation of ADB Systemer to assist in the determination of the fair market value of the company. The sale price of 15,000,000 NOK was determined by the Board of Directors to be consistent with the valuation amount determined by a third party valuation and was thus established as a reasonable valuation in light of various alternatives available to the Corporation. The insider participation to the Share Purchase is exempt from the valuation and minority approval requirements of OSC Rule 61-501 because the fair market value of the shares to be sold and the consideration to be given in exchange is less than 25 percent of the market capitalization of the Corporation. The material change report regarding the announcement of the Share Sale was filed approximately 6 weeks prior to closing of the Share Sale transaction. The Sale Share transaction is subject to TSX approval. A copy of the above mentioned Share Purchase Agreement was filed on SEDAR on May 30, 2006.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

For further information, please contact:
Jeff Lymburner
Chief Executive Officer
(416) 640-0400

Item 9. Date of Report
July 12, 2006